UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                  Cobalis Corp.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)

                                   19074Y 20 5
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                                 (CUSIP Number)

         Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
                                 (949) 757-0001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2005
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   19074Y 20 5


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                  1.   Names of Reporting Persons. I.R.S. Identification
                       Nos. of above persons (entities only). GENE
                       PHARMACEUTICALS, LLC (EIN: 88-0376017)
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                 2.    Check the Appropriate Box if a Member of a Group (See
                       Instructions) (a)
                       (b)
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                 3.    SEC Use Only
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                 4.    Source of Funds (See Instructions) OO
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                 5.    Check if Disclosure of Legal Proceedings Is Required
                       Pursuant to Items 2(d) or 2(e)
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                 6.    Citizenship or Place of Organization        NEVADA
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Number of        7.        Sole Voting Power    2,000,000
                                               -----------
Shares

Beneficially     8.        Shared Voting Power
                                                ----------
Owned by

Each             9.        Sole Dispositive Power  2,000,000
                                                   ----------
Reporting

Person           10.       Shared Dispositive Power
                                                     -------------
With
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                 11.    Aggregate Amount Beneficially Owned by Each Reporting
                        Person        2,000,000
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                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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                 13.    Percent of Class Represented by Amount in Row (11) 8.1%
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                 14.    Type of Reporting Person (See Instructions) CO
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ITEM 1.  SECURITY AND ISSUER
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This statement relates to shares of the common stock, $.001 par value of Cobalis Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.


ITEM 2.  IDENTITY AND BACKGROUND
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(a) Name:                               Gene Pharmaceuticals, LLC
(b) Business Address:                   2445 McCabe Way, Suite 150,
                                        Irvine, CA  92614
(c) Present Principal Occupation:       Pharmaceutical research and development.
(d) Disclosure of Criminal Proceedings: none
(e) Disclosure of Civil Proceedings:    none
(f) Citizenship:                        Nevada


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
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On October 1, 2004, Gene Pharmaceuticals, LLC transferred 7,944 shares of the Issuer's common stock that it owned to one of its members as a distribution of that member's ownership interest, leaving Gene Pharmaceuticals, LLC with 2,012,056 shares of the Issuer's common stock. On April 1, 2005, Gene Pharmaceuticals, LLC transferred 12,056 shares of the Issuer's common stock to Mr. Ernest Armstrong, its managing member, in exchange for canceling a debt owed by Gene Pharmaceuticals, LLC to Mr. Armstrong.


ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

On October 1, 2004, Gene Pharmaceuticals, LLC transferred 7,944 shares of the Issuer's common stock that it owned to one of its members as a distribution of that member's ownership interest, leaving Gene Pharmaceuticals, LLC with 2,012,056 shares of the Issuer's common stock. On April 1, 2005, Gene Pharmaceuticals, LLC transferred 12,056 shares of the Issuer's common stock to Mr. Ernest Armstrong, its managing member, in exchange for canceling a debt owed by Gene Pharmaceuticals, LLC to Mr. Armstrong.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Gene Pharmaceuticals, LLC beneficially owns a total of 2,000,000 shares of the Issuer's common stock as follows:

(a) Gene Pharmaceuticals, LLC owns 2,000,000 shares of the Issuer's common stock, which comprises 8.1% of the Issuer's total issued and outstanding shares.

(b) Gene Pharmaceuticals, LLC has sole voting and dispositive power as to the 2,000,000 shares it owns.

(c) On October 1, 2004, Gene Pharmaceuticals, LLC transferred 7,944 shares of the Issuer's common stock that it owned to one of its members as a distribution of that member's ownership interest, leaving Gene Pharmaceuticals, LLC with 2,012,056 shares of the Issuer's common stock. On April 1, 2005, Gene Pharmaceuticals, LLC transferred 12,056 shares of the Issuer's common stock to Mr. Ernest Armstrong, its managing member, in exchange for canceling a debt owed by Gene Pharmaceuticals, LLC to Mr. Armstrong.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
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None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 7, 2005


Date



/s/ Ernest Armstrong
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Ernest Armstrong, managing member


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)